[Patton Boggs LLP Letterhead]

December 22, 2004	Corey D. O’Brien (202) 457-6622

VIA OVERNIGHT MAIL

Mr. Greg Dundas

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Courtesy Copies of Form SB-2
North Penn Bancorp, Inc.
North Penn Bank, Scranton, Pennsylvania

Dear Mr. Dundas:

Per our conversation, I have attached two courtesy copies of the Form SB-2 that was filed with the Securities and Exchange Commission by North Penn Bancorp, Inc. on December 10, 2004.

If you have any questions or comments regarding the filing, please do not hesitate to call me at (202) 457-6622.

Very truly yours,

/s/ Corey D. O’Brien
Corey D. O’Brien

Enclosures

cc:	Frederick L. Hickman, North Penn Bank
Joseph G. Passaic, Jr., Esq.